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                                             Filed Pursuant to Rule 424(c)
                                                Registration No. 333-12417


                SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 12, 1996
                     OF RADIUS INC. (THE "COMPANY")

This Supplement is a part of the Prospectus and must be timely delivered to any purchaser of the securities offered by the selling shareholders or, if applicable, the Company.

CHANGES IN MANAGEMENT. On November 19, 1996, Michael Ledbetter of SCI Systems, Inc. resigned as a director of the Company after reviewing SCI's internal policies on board representation. On December 20, 1996, Mark Housley agreed to join the Company as of January 6, 1997. Mr. Housley was responsible for the Company's Color Server Group until 1995 when he left the Company to pursue a start up opportunity. It is also expected that Mr. Housley will join the Company's Board of Directors.


NONCOMPLIANCE WITH FINANCIAL COVENANTS OF IBM CREDIT LOAN AGREEMENT. Because of the Company's loss in the fourth quarter of fiscal year 1996 (see "Recent Developments--Year End Results"), the Company no longer complies with several financial covenants of the loan agreement with IBM Credit. The Company has requested a formal waiver of noncompliance from IBM Credit and expects to obtain a waiver in the near future.

SUITABILITY STANDARDS FOR CALIFORNIA RESIDENTS. The California Department of Corporations requires that any California resident who purchases these securities meet certain minimum financial standards: namely, the purchaser must
(i) have an annual gross income of $65,000 and a net worth of $250,000, or a net worth of $500,000 (in each case excluding home, home furnishings and personal automobiles), (ii) be a bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension and profit sharing trust, or corporation or other entity which, together with such corporation's or other entity's affiliates has a net worth on a consolidated basis according to its most recently prepared financial statements (which have been reviewed, but not necessarily audited, by outside accountants) of not less than $14.0 million, and subsidiaries of the foregoing (other than a person formed for the sole purpose of purchasing such securities), or (iii) be an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933. Upon receipt of the Prospectus and this Supplement, such purchaser must represent that it meets these suitability standards by signing and returning a copy of this Supplement to the selling shareholder or, if applicable, the Company.

NO CALIFORNIA RESIDENT WILL BE ALLOWED TO PURCHASE THESE SECURITIES UNLESS IT MEETS THESE INVESTOR SUITABILITY REQUIREMENTS.

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FISCAL 1996 RESULTS.

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto included in the Prospectus. The consolidated statements of operations data set forth below with respect to the year ended September 30, 1996 and the consolidated balance sheet data at September 30, 1996 are derived from unaudited consolidated financial statements not included in the Prospectus.


                           FISCAL YEAR ENDED SEPTEMBER 30, 1996 (1)
                           ----------------------------------------
                       (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENTS OF
     OPERATIONS DATA:
Net sales                                         $   90,290
Cost of sales                                         77,382
                                                  ----------
     Gross profit                                     12,908
Operating expenses:
     Research and development                          7,478
     Selling, general and administrative              25,886
                                                  ----------
          Total operating expenses                    33,364
Income (loss) from operations                        (20,456)
Other income (expense), net                           20,296
Income (loss) before income taxes                       (160)
Provision (benefit) for income taxes                     815
                                                  ----------
Net income (loss)                                 $     (975)
                                                  ----------
                                                  ----------

Net income (loss) per share                       $    (0.05)
                                                  ----------
                                                  ----------
Common and common equivalent shares
     used in computing net income (loss)
     per share                                        21,251
                                                  ----------
                                                  ----------


                                               SEPTEMBER 30, 1996
                                               ------------------
                                          (UNAUDITED, IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital                                       $8,476
Total assets                                          45,526
Long-term debt---noncurrent portion                   22,213
Convertible preferred stock and shareholders' equity   6,690


(1)  The Company's fiscal year ends on the Saturday closest to September 30.

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RESULTS OF OPERATIONS - ANNUAL PERIODS

     The following table sets forth for the year ended September 30, 1996 indicated certain operational data as a percentage of net sales (may not add due to rounding).

                                 YEAR ENDED SEPTEMBER 30, 1996
                                 -----------------------------
     Net sales                               100.0%
     Cost of sales                            85.7
                                              ----
       Gross profit                           14.3
     Operating expenses:
     Research and development                  8.3
     Selling, general, and administrative     28.7
                                              ----
     Total operating expenses                 37.0
     Loss from operations                    (22.7)
     Other income (expense), net              22.5
     Litigation settlement                       -
                                             -----
     Loss before income taxes                 (0.2)
     Provision (benefit) for income taxes      0.9
                                               ---
     Net loss                                 (1.1)%
                                              ----
                                              ----


FISCAL 1996 TO FISCAL 1995.

     NET SALES. Net sales for fiscal 1996 decreased 70.7% to $90.3 million from $308.1 million in fiscal 1995. This decline was primarily due to the Company's efforts to refocus its business which included exiting markets for high-volume low-margin displays, reduced sales of the Company's video and graphics products caused by Apple's shift from Nubus to PCI Bus computers, business divestitures and as a result of entering into exclusive distributor arrangements for Japan and Europe effective April 1,1996 and July 1,1996, respectively, which relationships provide for the Company to receive as net sales, a percentage of the sales price of each product sold by those distributors. Net sales could be adversely affected in the future as a result of the exclusive distributor relationships for Japan and Europe because the Company will only recognize as net sales a portion of the sales price of any product sold through such distributor arrangements. Accordingly, even if sales for such regions increase or remain similar to historic levels, the Company would recognize a lesser amount of net sales for such regions as compared to historic levels.

     As a result of the sale by the Company of its Color Server Group, the Company recorded no net sales from sales of color server products after the second quarter of its 1996 fiscal year and recorded approximately $7.0 million of net sales for the first quarter of its 1996 fiscal year. The Company anticipates significantly lower overall net sales in the immediate future as a result of the Company's decision to focus its efforts on providing solutions for high end digital video and graphics customers, discontinue selling mass market displays and other low value added products, and the divestiture of certain businesses such as its color server group and MacOS compatible systems. The Company sold its Color Server Group in January 1996 and sold its MacOS business in February 1996. Net sales from the Color Server Group were approximately $7.0 million for fiscal 1996 and approximately $29.3 million for fiscal 1995 and net sales from the MacOS business were approximately $1.5 million for fiscal 1996 and $21.8 million for fiscal 1995. Had the net sales of these businesses not been included in the Company's net sales for fiscal 1996 or fiscal 1995, the Company's net sales for such periods would have been approximately $84.8 million and $257.0 million for fiscal 1996 and fiscal 1995, respectively.

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     While net sales from the Company's digital video products increased slightly during the fiscal year, the Company anticipates lower revenue from this product line until the introduction of new products now under development.
There can be no assurance that the Company will be able to successfully develop, introduce and market these new products or that these products will achieve commercial success.

     One customer accounted for 34.3% of the Company's net sales for fiscal 1996. For fiscal 1995, one customer accounted for 25.1% of the Company's net sales.

     The Company's export sales for fiscal 1996 were 50.7% of net sales as compared to 40.4% of net sales for fiscal 1995. The Company anticipates a decline in the percentage of net sales attributable to the Asia-Pacific and European sales regions in connection with the appointments of an exclusive Japanese and European distributor and, as described above, the Company could also experience a decline in the dollar amount of net sales attributable to such regions. Export sales are subject to the normal risks associated with doing business in foreign countries such as currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection, export controls and other government regulations and, in some countries, a lesser degree of intellectual property protection as compared to that provided under the laws of the United States. The Company hedges substantially all of its trade receivables denominated in foreign currency through the use of foreign currency forward exchange contracts based on third party commitments. Gains and losses associated with currency rate changes on forward contracts are recognized in the Company's consolidated statements of operations upon contract settlement and were not material in fiscal 1996 or 1995.

     GROSS PROFIT. The Company's gross profit margin was 14.3% for fiscal 1996, as compared with 1.7% for fiscal 1995. Included in fiscal 1996 is a one time charge of $3.5 million resulting from the Company's financial restructuring completed in September 1996. Excluding this one time charge, the restructuring and other charges recorded in fiscal 1995, gross profit margin in fiscal 1996 was 18.2% compared to 16.9% in fiscal 1995.

     In addition, the Color Server Group had gross profit of approximately $2.2 million for fiscal 1996 and the Color Server Group and the MacOS business had gross profit (loss) of approximately $9.8 million and ($19.2 million), respectively, for fiscal 1995. Had those businesses not been included in the calculation of the Company's gross profit for fiscal 1996 and 1995, gross profit for such fiscal years would have been approximately $10.6 million and $14.6 million, respectively with a gross profit margin of approximately 12.6% and 5.7%, respectively.

     The Company anticipates continued price reductions and margin pressure within its industry. The Company is responding to these trends by focusing on higher margin products, taking further steps to reduce product costs and controlling expenses. There can be no assurance that the Company's gross margins will recover or remain at current levels.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased from $19.3 million or 6.3% of net sales for fiscal 1995 to $7.5 million or 8.3% of net sales for fiscal 1996. The Company decreased its research and development expenses primarily by reducing expenses related to headcount resulting from the Company's efforts to refocus its business and business divestitures. The increase in research and development expenses expressed as a percentage of net sales for fiscal 1996, was primarily attributed to the decrease in net sales

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and the Company's refocusing on higher-end products, rather than high-volume lower-margin products.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased from $90.1 million or 29.2 % of net sales for fiscal 1995 to $25.9 million or 28.7% of net sales for fiscal 1996. The Company decreased its selling, general and administrative expenses primarily by reducing expenses related to headcount resulting from the Company's efforts to refocus its business and business divestitures. Selling general and administrative expenses in fiscal 1995 reflected a reduction of approximately $2.1 million of merger-related restructuring reserves to reflect current requirements.

     During the second quarter of fiscal 1996, the building in which the Company leases its headquarters was sold. In connection with the sale, the Company terminated its existing lease and entered into a lease with the new owner of the building. In connection with the final terms of this new lease, expenses in the third quarter of fiscal 1996 included a reduction of approximately $913,000 of restructuring reserves to reflect current requirements. The Company anticipates that the change of rental terms will help reduce the Company's occupancy costs and long-term lease obligations.

     OTHER INCOME (EXPENSE), NET. Other income was $20.3 million for fiscal 1996, as compared to other expense of $6.1 million for fiscal 1995. The increase was due primarily to other income of approximately of $23.8 million resulting from the Company's divestitures of three business lines, including the Color Server Group, partially offset by approximately $3.7 million in interest expense on amounts outstanding under the Company's loan agreements.

     PROVISION FOR INCOME TAXES. The Company recorded a tax provision of $815,000 for fiscal 1996 as compared to a provision for taxes for fiscal 1995 of $9.1 million. The tax provision is primarily comprised of foreign taxes.

     FASB Statement 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company's valuation allowance reduced the deferred tax asset to the amount realizable. The Company has provided a full valuation allowance against its net deferred tax assets due to uncertainties surrounding their realization. Due to the net losses reported in the prior three years and as a result of the material changes in operations reported in its 1995 fiscal fourth quarter, predictability of earnings in future periods is uncertain. The Company will evaluate the realizability of the deferred tax asset on a quarterly basis.

     As a result of the issuance of Common Stock and Series A Convertible Preferred Stock in exchange for certain liabilities of the Company pursuant to the Plan, the Company has experienced a "change of ownership" as defined under
Section 382 of the Internal Revenue Code. Accordingly, the net operating loss and tax credit carryforwards will be subject to a substantial annual limitation regarding their utilization against future tax liabilities. This limitation will result in the expiration of all of the tax credit carryforwards and a substantial portion of the net operating loss carryforwards. Their ability to fully utilize these net operating loss and tax credit carryforwards will adversely affect the Company's net income or loss in future periods.

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     NET INCOME (LOSS).  As a result of the above factors, the Company had a net loss of $975,000 for fiscal 1996, as compared to a net loss of $131.7 million for fiscal 1995. The Color Server Group had net income of approximately $0.9 million and $3.5 million for fiscal 1996 and 1995, respectively had this business not been included in the calculation of the Company's net loss for fiscal 1996 and 1995, the Company would have had a net loss of approximately
$1.9 million and $135.2 million for fiscal 1996 and 1995, respectively.

The date of this Supplement is December 30, 1996.

                                    * * * * *

            Acknowledgment of Purchaser who is a California Resident

The undersigned represents that he, she or it meets the suitability standards of the California Department of Corporations described above and understands that the selling shareholder and the Company will rely on this acknowledgment.

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